GrafTech International Ltd. 982 Keynote Circle Brooklyn Heights, Ohio USA 44131

April 4, 2018

BY EDGAR AND BY HAND

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery
Division of Corporation Finance
Securities and Exchange Commission

100 F Street, NE
Washington, D.C. 20549

Re:                 GrafTech International Ltd.
Amendment No. 3 to Registration Statement on Form S-1
Filed on April 4, 2018
File No. 333-223791

Dear Ms. Ravitz:

GrafTech International Ltd. (the “Company”) has filed today amendment no. 3 (“Amendment No. 3”) to the registration statement on Form S-1 (File No. 333-223791) filed with the Securities and Exchange Commission (the “Commission”) on March 20, 2018.

For the convenience of the staff of the Division of Corporation Finance of the Commission (the “Staff”), we are also sending, by hand, five copies of each of this letter and Amendment No. 3 in paper format, marked to show changes from amendment no. 2 (“Amendment No. 2”) to the Registration Statement as filed on April 2, 2018.

In response to telephone conversations with members of the Staff on March 30, 2018 and April 2, 2018, the Company also supplements our prior correspondence with the Staff as follows:

1.                                      In response to our discussions with the Staff, in Amendment No. 2, on pages 55 and 56, the Company revised the presentation of the capitalization table to align more closely with the presentation of accumulated deficit in the pro forma column of the balance sheet as of December 31, 2017 and described in a footnote to the capitalization table certain pro forma adjustments that differ from the pro forma column of the balance sheet presentation.

2.                                      In response to our discussions with the Staff, in Amendment No. 3, in the section entitled “Dividend Policy” on page 54, the Company revised the disclosure of the expected future quarterly cash dividend to include a discussion of the context for this expectation and the expected source of such dividend payments.

3.                                      In response to our discussions with the Staff, the Company supplementally confirms that none of the Company’s new customer contracts constitute a contract “upon which the registrant’s business is substantially dependent” (as contemplated by Item 601 of Regulation S-K).  In particular, with respect to the Company’s new customer contracts, the Company expects that only one customer may represent more than 10% of total revenue for the year ended December 31, 2018.  Due to the increased demand for the Company’s products, the Company believes this customer does not pose a significant risk, as sales to this customer could be replaced by demand from other customers.

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If the Staff has any questions or requires any additional information, please contact Sandra L. Flow or Alejandro Canelas Fernandez at Cleary Gottlieb Steen & Hamilton LLP at (212)-225-2000.

Very truly yours,

/s/ Quinn J. Coburn
Quinn J. Coburn
Vice President, Chief Financial Officer and Treasurer

cc:                                Tom Jones

Kristen Lochhead

Brian Cascio

Securities and Exchange Commission

Sandra L. Flow

Adam Fleisher

Alejandro Canelas Fernandez

Cleary Gottlieb Steen & Hamilton LLP